UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

JAVELIN MORTGAGE INVESTMENT CORP.
(Name of Subject Company (Issuer))

JMI ACQUISITION CORPORATION
ARMOUR RESIDENTIAL REIT, INC.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.001
(Title of Class of Securities)

47200B104
(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer

ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963

Tel: (772) 617-4340

Fax: (561) 348-2408

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Bradley D. Houser, Esq.

Christina C. Russo, Esq.

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Miami, Florida 33131

Tel: (305) 374-5600
Fax: (305) 374-5095

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$85,558,842.11(1)	$8,615.78(2)(3)

(1)

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying 11,866,691 shares of common stock, par value $0.001 per share, of JAVELIN Mortgage Investment Corp. outstanding by the estimated tender offer price of $7.21 per share as of March 4, 2016. The calculation was made on the basis of the cash to be paid if all securities being sought are purchased and the offer expires on April 1, 2016..

(2)	Calculated in accordance with Rule 0-11, as modified by Fee Advisory Rate #1 for fiscal year 2016, issued August 2015, which is calculated by multiplying the Transaction Valuation by 0.0001007.
(3)	Previously paid in connection with the Schedule TO filed on March 7, 2016.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,615.78	Filing Party:	ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation.
Form or Registration No.:	TO.	Date Filed:	March 7, 2016.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.	☑	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement filed under cover of Schedule TO by ARMOUR Residential REIT, Inc. (“ARMOUR”), a Maryland corporation, and JMI Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of ARMOUR, with the Securities and Exchange Commission (the “SEC”) on March 7, 2016, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by ARMOUR and Acquisition with the SEC on March 10, 2016 (as amended from time to time, the “Schedule TO”). The Schedule TO relates to the offer (the “Tender Offer”) by Acquisition to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of JAVELIN Mortgage Investment Corp. (“JAVELIN” or the “Company”), a Maryland corporation, for a purchase price per share equal to 87% of the book value per share of the Common Stock, as of 5:00 P.M. New York City time on the date that is ten (10) business days prior to the expiration of the Tender Offer, which is currently anticipated to be March 18, 2016, in cash net to the seller, but subject to any required withholding taxes. The terms of the Tender Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 7, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Tender Offer), copies of which are attached as Exhibits (a)(1)(i) and (a)(1(ii), respectively, to the Schedule TO. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to items in the Schedule TO and Schedule 13E-3.

This Amendment is being filed to amend and supplement Item 11 of the Schedule TO as reflected below.

This Amendment is being filed to amend and supplement Item 15 of the Schedule 13E-3 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby further amended and supplemented to include the information set forth in the Offer to Purchase under “The Tender Offer—Section 14. Legal Proceedings” which information, as amended below, is incorporated herein by reference. The Offer to Purchase is amended and supplemented by adding the following subsection after the last paragraph under the heading titled “The Tender Offer — Section 14. Legal Proceedings”:

Vartanov Action

On March 10, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Vartanov v. Javelin Mortgage Investment Corp., et al., Case No. 24C16001593, was filed in the Circuit Court for Baltimore City, Maryland (the “Vartanov Action”) against the Company, the Individual Defendants, ARMOUR and Acquisition. The complaint generally alleges that the Individual Defendants breached their common law fiduciary duties owed to the Company’s stockholders in connection with the Transactions, claiming, among other things, that the Individual Defendants failed to take steps to procure adequate consideration for the Shares and took steps to avoid competitive bidding; failed to properly value the Company; and/or ignored or failed to protect against conflicts of interest.  The complaint also alleges that the Company, ARMOUR and Acquisition aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Vartanov Action is properly maintainable as a class action and certifying the plaintiff as class representative and its counsel as class counsel; enjoining, preliminarily and/or permanently, the Transactions; enjoining defendants and all persons acting in concert with them from consummating the Transactions until and unless the Board adopts and implements a fair sale process and ensures a fully informed tender offer; in the event that the Transactions are consummated prior to the entry of the Court’s final judgment, rescinding and unwinding the Transactions or awarding the plaintiff and the putative class of public Company stockholders rescissory damages; directing that the defendants account to the plaintiff and the other purported members of the putative class of public Company stockholders for all damages allegedly caused by them and account for all profits and any special benefits allegedly obtained as a result of their alleged breaches sof fiduciary duty; awarding compensatory damages in favor of the plaintiff and the putative class of public Company stockholders for all losses and damages allegedly suffered as a result of the alleged wrongdoing in an amount in excess of $75,000 (together with interest thereon); awarding the plaintiff the costs and disbursements, including reasonable attorneys’ fees and expenses, in such action; and granting such other and further equitable relief as the Court may deem to be just and proper. ARMOUR, Acquisition and the other defendants believe the Vartanov Action lacks merit and intend to vigorously defend the action.

Item 13. Information Required by Schedule 13E-3.

Schedule 13E-3, Item 15. Additional Information.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Section 14. Legal Proceedings” which information, as further amended above under Item 11—Additional Information, to Schedule TO, is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2016	JMI ACQUISITION CORPORATION

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer

ARMOUR RESIDENTIAL REIT, INC.

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer